Issuer Free Writing Prospectus
 (relating to Preliminary Prospectus Supplement dated
 June 16, 2020 and Prospectus dated August 3, 2017)
 Filed pursuant to Rule 433
 Registration Number 333-219657

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

Final Term Sheet

$500,000,000 3.200% Senior Notes due 2025 (the “Notes”)

Issuer:	Westinghouse Air Brake Technologies Corporation

Legal Format:	SEC-Registered

Size:	$500,000,000
Corporate Ratings:(1)	Moody’s: Ba1 (Stable Outlook) S&P: BBB- (Negative Outlook) Fitch: BBB- (Negative Outlook)

Maturity Date:	June 15, 2025

Coupon (Interest Rate):	3.200%

Interest Rate Adjustment:	The interest rate payable on the Notes will be subject to adjustment based on certain rating events.

Yield to Maturity:	3.224%

Spread to Benchmark Treasury:	T + 287.5 bps

Benchmark Treasury:	0.250% due May 31, 2025

Benchmark Treasury Price and Yield:	99-16+ / 0.349%

Interest Payment Dates:	June 15 and December 15, beginning on December 15, 2020

Day Count Convention:	30 / 360

Business Day Convention:	Following, Unadjusted

Redemption Provision:
At any time at the greater of par or a make-whole redemption price based on a discount rate of Treasury plus 45 bps, plus accrued and unpaid interest to, but not including, the date of redemption

Notwithstanding the foregoing, if the Notes are redeemed on or after May 15, 2025 (the date that is one month prior to their maturity date), they will be redeemed at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but not including, the date of redemption.

CUSIP / ISIN:	960386AQ3 / US960386AQ33

Price to Public:	99.892%

Trade Date:	June 16, 2020

Settlement Date:(2)	June 29, 2020 (T+9)

Joint Book-Running Managers:
BofA Securities, Inc.
J.P. Morgan Securities LLC
PNC Capital Markets LLC
Citigroup Global Markets Inc.
Credit Agricole Securities (USA) Inc.
Goldman Sachs & Co. LLC
HSBC Securities (USA) Inc.
SG Americas Securities, LLC
TD Securities (USA) LLC

Senior Co-Managers:	BNP Paribas Securities Corp. MUFG Securities Americas Inc. Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

Co-Manager:	Huntington Securities, Inc.

Junior Co-Managers:	KeyBanc Capital Markets Inc. Morgan Stanley & Co. LLC Stephens Inc.

(1) A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

(2) We expect that delivery of the Notes will be made against payment therefor on or about the settlement date specified in this final term sheet, which will be the ninth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+9”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before settlement will be required, by virtue of the fact that the Notes initially will settle in T+9, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained by contacting BofA Securities, Inc. toll-free at 800-294-1322, J.P. Morgan Securities LLC collect at 212-834-4533 or PNC Capital Markets LLC toll-free at 855-881-0697.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.